155 Water Street, Brooklyn, NY 11201 ∎ (917) 503-9050 ∎ info@ketsal.com

June 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Holt

Re:	Jukebox Hits Vol. 1 LLC

Draft Offering Statement on Form 1-A

Submitted May 24, 2023

CIK No. 0001974755

Dear Mr. Holt,

On behalf of our client Jukebox Hits Vol. 1 LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s submission on May 24, 2023 of its Draft Offering Statement on Form 1-A (the “Offering Statement”). In order to address the issues raised in the Staff’s letter to the Company dated June 5, 2023, as further refined in our recent communications with the Staff, we provide the following responses.

Financial Statements of Jukebox Hits Vol. 1 LLC

While Part F/S of Form 1-A generally requires the inclusion of financial statements as part of an offering statement, the Company respectfully submits that the Company believes its historical financial statements are not currently required to be included in the Offering Statement for the reasons described below.

As disclosed on pages vii and 29 of the Offering Statement, the Company was formed on April 3, 2023. Since inception, the Company has not conducted any material activities (other than those incidental to its formation and the submission of the Offering Statement) and currently has no (or nominal) assets or liabilities. The Company does not plan or expect to conduct any other activities, or to raise any capital, until the Offering Statement is qualified and sales of Royalty Shares pursuant thereto commence. Therefore, prior to qualification of the Offering Statement, the Company will only be nominally capitalized.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 27, 2023

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Pursuant to Section 1160.1 of the Commission’s Division of Corporation Finance’s Financial Reporting Manual (the “FRM”), “[i]n a filing with an effective date before the registrant is capitalized on other than a nominal basis: Registrant financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities. Contingent liabilities and commitments should be described in sufficient detail.” Where supported by the facts and circumstances, the Company believes that the Staff’s position in Section 1160.1 of the FRM applies to offerings conducted pursuant to Regulation A.

Given that the Company in this Regulation A offering (a) will be only nominally capitalized before qualification of the Offering Statement, (b) will be capitalized more than nominally only after qualification of the Offering Statement, and (c) will not “acquire or otherwise succeed” to any business, the Company believes that it may omit financial statements from the Offering Statement. Further, as required by Section 1160.1 of the FRM, the Company disclosed on page 34 of the Offering Statement that the Company has “not yet commenced [its] planned principal business operations and [has] no (or nominal) assets or liabilities at this time.”

In addition, given the context above, the Company believes that the inclusion of its historical financial statements before qualification of the Offering Statement would not provide meaningful additional disclosure to investors beyond what it already included in the Offering Statement. As noted above, the Company was only very recently organized and, since inception, has not conducted material activities other than those incidental to its formation and the submission of the Offering Statement and has only nominal assets.

For the reasons discussed above, the Company submits that the inclusion of financial statements of the Company should not currently be required. The Company acknowledges that any change in the circumstances described above before qualification of the Offering Statement may require it to file financial statements that comply with the requirements of Part F/S of Form 1-A.

Royalty Shares Are Not Asset-Backed Securities

We understand that the Staff is interested in our legal analysis as to whether the Royalty Shares being offered by the Company in the Offering Statement are asset-backed securities. The Company respectfully submits that the Company believes the Royalty Shares are not asset-backed securities and are therefore not excluded from the definition of “eligible securities” in Rule 261(c) of Regulation A.

Rule 261(c) of Regulation A excludes from the definition of “eligible securities” any “asset-backed securities as such term is defined in Item 1101(c) of Regulation AB.” Item 1101(c) of Regulation AB provides that “[a]sset-backed security means a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 27, 2023

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their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders; provided that in the case of financial assets that are leases, those assets may convert to cash partially by the cash proceeds from the disposition of the physical property underlying such leases.” Further, Section 3(a)(79) of the Exchange Act, defines an asset-backed security as “a fixed-income or other security collateralized by any type of self-liquidating financial asset (including a loan, a lease, a mortgage, or a secured or unsecured receivable) that allows the holder of the security to receive payments that depend primarily on cash flow from the asset.” Accordingly, the underlying assets must “by their terms convert into cash within a finite time period” or be “self-liquidating.”

The underlying royalty rights to be held by the Company do not, by their terms or otherwise, “convert into cash within a finite time period” or at all. While these royalty rights will provide cash flow to the Company that will be used to service the Royalty Shares, this cash flow is entirely based upon and dependent on the performance of the royalty and is not a conversion of the royalty right to cash. While the Company will use the offering proceeds to acquire the royalty rights, payments based on those rights are made as a result of the performance of the royalty over time. These payments are not a form of interest on, and are not made as part of a repayment of, the amount paid by the Company to acquire the royalty rights. Similarly, payment by the Company to investors in the Royalty Shares is entirely based upon and dependent on the payments the Company itself receives from the underlying royalty rights and is not a form of interest on, or repayment of, any amount an investor paid to acquire Royalty Shares. Furthermore, upon the future expiration of the corresponding music copyright, the royalty rights will effectively expire and any cash flow provided by the royalty rights will likely be greatly diminished or cease. The royalty right is never “repaid” in any sense and does not convert to cash by its terms or otherwise.

Additionally, Item 1101(c) of Regulation AB also prescribes that “in order to be considered an asset-backed security…[t]he activities of the issuing entity for the asset-backed securities are limited to passively owning or holding the pool of assets, issuing the asset-backed securities supported or serviced by those assets, and other activities reasonably incidental thereto.” However, as described on page vii of the Offering Statement, the Company will manage “all entity-level administrative services relating to the Purchase Agreements, the Royalty Shares, and the Company,” as well as “maintenance and promotion of the Royalty Rights and the offering, issuance, and servicing of the Royalty Shares.” Even though the Company will not have employees, it will nevertheless manage these affairs primarily by relying on the administrative services of Double Platinum Management LLC, the Company’s sole member, in its capacity as such pursuant to the Company’s operating agreement. The Company will not be a passive issuer of securities as contemplated by Item 1101(c) of Regulation AB.

As described further in the Offering Statement, the Royalty Shares are also not collateralized by the underlying royalty rights. Investors in the Royalty Shares will not have a security interest in the royalty rights held by the Company and therefore there is no “collateral” and the Royalty Shares are not “collateralized” by any assets.

ketsal.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 27, 2023

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Lastly, we note that the existence of a related trust, which the Company will use to hold the royalty rights for the benefit of investors in the Royalty Shares, does not impact the analysis of whether the Royalty Shares are asset-backed securities. While there may be asset-backed security structures that do include a trust entity, this is not a determinative factor under the definition in Item 1101(c) of Regulation AB. Here, the trust is being established to support the Company’s tax analysis regarding the treatment of the Royalty Shares and is intended to provide beneficial tax treatment to the Company and investors in the Royalty Shares and to reduce the costs of tax reporting and compliance. The trust will exist for the sole purpose of helping to protect, maintain, preserve and conserve the royalty rights for Royalty Share investors.

For these reasons, the Company does not believe that the Royalty Shares are asset-backed securities as defined in Item 1101(c) of Regulation AB. Accordingly, the Royalty Shares should not therefore be considered to be ineligible securities pursuant to Rule 261(c) of Regulation A solely by virtue of such definition.

Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

Very truly yours,

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner

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